SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Evaluation Report of the Transmission Assets – RBSE and RPC

     Companhia Paranaense de Energia - COPEL, in accordance with CVM Instruction 358/2002, hereby informs its shareholders and the market in general that it presented today, to the Brazilian Electricity Regulatory Agency (ANEEL), the evaluation report of the electricity transmission assets existing on May 31, 2000 (Existing System Basic Network – RBSE, and Other Transmission Facilities - RPC) related to the concession agreement 060/2001.

     The evaluation report was prepared by American Appraisal Serviços de Avaliação Ltda., in accordance with Resolution ANEEL 589/2013 which establishes the criteria for the calculation of the New Replacement Value (VNR) of the transmission facilities for indemnification purposes, pursuant to Law 12,783/13.

     The indemnification value calculated totals R$882.3 million with base date on December 31, 2012, while the book value of these assets, according our Standardized Financial Statements, was R$160.2 million on the same date.

     ANEEL’s Superintendency of Economic and Financial Oversight (SFF) will have up to 30 days, as of the filing date, to manifest its acceptance of the evaluation report and another 120 days, as of the acceptance, to ratify the information with the consequent calculation of the indemnifiable amount, given that the indemnification basis may be subject to adjustments.

     The Company clarifies that the financial and economic effects and the recognition of the respective accounting impacts on the Financial Statements will depend on (a) the ratification of the final result of the evaluation report by the regulatory authority, and (b) the establishment, by the Ministry of Mines and Energy, of the form and period for receiving the indemnification.

Curitiba, March 31, 2015.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team: ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.